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Exhibit 1


May 29, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC   20549

Ladies and Gentlemen:

We were previously principal accountants for National Property Analysts Master Limited Partnership (NPAMLP) and, under the date of March 15, 2002, we reported on the combined financial statements of NPAMLP as of December 31, 2001 and 2000 and for the three years ended December 31, 2001. On May 22, 2002, our appointment as principal accountants was terminated. We have read NPAMLP's statements included in paragraphs 2 and 3 under Item 4 of its Form 8-K dated May 29, 2002, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP




cc:      Edward B. Lipkin
         Director of EBL&S, Inc.

         Robert McKinney
         Director of Feldman International, Inc.